Stradley Ronon Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

JCorriero@stradley.com

215.564.8528

July 23, 2015

Via EDGAR Transmission

Ms. Debbie Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust (the “Registrant”)

File Numbers 333-155709; 811-22255

EGShares EM Quality Dividend ETF

Dear Ms. Skeens:

I am writing in response to comments you provided to me during a telephone conversation on July 7, 2015, to Post-Effective Amendment No. 87 to the Registrant’s Registration Statement filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) on May 29, 2015 (the “Amendment”), on behalf of the EGShares EM Quality Dividend ETF series of the Registrant (the “Fund”). We will respond in the form of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act prior to the Fund’s effectiveness. I have reproduced your comments below, followed by our responses.

1. Please confirm supplementally that all information missing from the Amendment will be filed by amendment prior to the effective date of the Amendment.

Response: We confirm that all information missing from the Amendment will be included in a post-effective amendment filed pursuant to Rule 485(b) prior to the Fund’s effectiveness.

2. We note that the Fund’s name change and the substitution of the new underlying index were implemented through a Rule 497 filing on November 24, 2014. Please explain supplementally why the Registrant believes the use of a Rule 497 filing was appropriate, particularly since similar changes to a different series of the Registrant were subsequently implemented through a Rule 485(a) filing in June.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

Response: The Fund’s annual update was filed pursuant to Rule 485(a) in part to incorporate into the registration statement the material changes to the prospectus that were described in the supplement filed pursuant to Rule 497. Similarly, Post-Effective Amendment No. 89 was filed on June 15, 2015 as part of the annual update for EGShares Asia Consumer Demand ETF (“ACON”), which also incorporated material changes to the ACON prospectus and was therefore filed pursuant to Rule 485(a). The material changes to the ACON prospectus could have previously been included in a supplement to the ACON prospectus pursuant to Rule 497. ACON is not yet operational, however, and will not launch until after its annual update amendment has become effective. We therefore did not believe it was necessary to supplement the ACON prospectus pursuant to Rule 497 in the interim as the fund is not currently being offered to shareholders.

3. The following comments relate to the use of a Mauritius subsidiary (the “Subsidiary”):

a. Note that directors of the Subsidiary are no longer required to sign the Registrant’s registration statement.

Response: We acknowledge this change to the staff’s position and will no longer require directors of the Subsidiary to sign the Registrant’s registration statement. We note that that the Fund is in the process of closing its Subsidiary, although we will apply this comment to the Registrant’s other registration statements.

b. Please note that the term “subsidiary” as used in these comments includes any subsidiaries of the Subsidiary.

Response: We acknowledge that these comments should apply to any subsidiary of the Subsidiary, but note that the Subsidiary does not have any subsidiaries.

c. Please disclose that the Fund complies with the provisions of Section 8 of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies, and Section 18 of the 1940 Act governing capital structure and leverage, on an aggregate basis with the Subsidiary.

Response: The investment management agreement between Emerging Global Advisors, LLC (“EGA”) and the Subsidiary (the “Subsidiary Advisory Agreement”) requires EGA to manage the Subsidiary in accordance with the investment objectives and policies set forth in the Fund’s prospectus and statement of additional information. The Subsidiary does not engage in leverage. The Subsidiary issues Preference Shares (the equivalent of common shares) to the Fund as the sole shareholder. Based on advice of local counsel as required by Mauritius law, the Subsidiary also issues to the Fund as the sole shareholder subordinated Management Shares. The Management Shares have no voting rights, receive no dividends and are not entitled to any distribution of assets in the event of a winding up of the Subsidiary. We have been advised by local counsel that the function of the subordinated Management Shares is to administer the winding up of the Subsidiary in the event that all the Preference Shares have been redeemed. Because the Management Shares do not have any preferences over the Preference Shares, are required by Mauritius law and represent less than 0.5% (in fact, 0%) of the Subsidiary’s voting securities, we believe this capital structure conforms to Section 18 of the 1940 Act.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

d. Please disclose that each investment adviser to the Subsidiary complies with the provisions of Section 15 of the 1940 Act relating to investment advisory contracts, and as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response: The Subsidiary Advisory Agreement meets the requirements of Section 15(a) as if the Subsidiary were a registered investment company, and as if the Registrant’s Board were the Board of the Subsidiary. Accordingly, the Registrant’s Board has approved the Subsidiary Advisory Agreement as required by Section 15(a).

e. The advisory agreement between the Subsidiary and its adviser is a material contract that should be included as an exhibit to the registration statement.

Response: We will file the agreement as an exhibit.

f. If the same person is the adviser to both the Fund and the Subsidiary, then for purposes of complying with Section 15(c) of the 1940 Act, reviews for the advisory agreements of both the Fund and Subsidiary can be combined.

Response: We acknowledge the staff’s position with respect to reviews of the Fund’s and the Subsidiary’s investment advisory agreements under Section 15(c) of the 1940 Act.

g. Disclose that the Subsidiary complies with Section 17 of 1940 Act relating to affiliated transactions and custody, and please identify the custodian of the Subsidiary.

Response: The Subsidiary Advisory Agreement prohibits the Subsidiary and EGA from engaging in affiliated transactions on behalf of the Subsidiary. The Bank of New York Mellon is the Custodian for each of the Fund and the Subsidiary pursuant to separate agreements.

h. Please disclose (i) whether the Fund has received a private letter ruling (“PLR”) from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (ii) if the Fund has not received a PLR, please disclose its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: We believe that this comment is not applicable to the Subsidiary, as it is a disregarded entity for tax and accounting purposes.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

i. Please disclose any of the Subsidiary’s principal investment strategies or risks that constitute principal investment strategies or risks of the Fund.

Response: Because the Subsidiary is merely a trading conduit for the Fund, and is a disregarded entity for tax and accounting purposes, there are no additional strategies or risks of the Subsidiary that are different than those of the Fund.

j. Please confirm that the principal investment strategy and risk disclosures of the Fund reflect aggregate operations of the Fund and the Subsidiary.

Response: We confirm that the principal investment strategy and risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary. We also note that the Subsidiary is a disregarded entity for tax and accounting purposes.

k. Confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response: The Subsidiary is a disregarded entity for tax and accounting purposes. Accordingly, the Fund’s financial statements are prepared as though the investments owned by the Subsidiary were owned directly by the Fund.

l. Please confirm supplementally that the Subsidiary’s management fee, including any performance fee, and expenses will be included in the “Management Fees” and “Other Expenses” line items in the Fund’s fee table.

Response: The Subsidiary does not pay any management fees to EGA and there are no “Other Expenses” in the Fund’s fee table because of the unified fee structure under the Fund’s advisory agreement.

m. Please confirm supplementally that the Subsidiary and its board of directors will designate an agent for service of process in U.S.

Response: Robert Holderith, President of EGA, has been designated as the Subsidiary’s agent for service of process in the U.S.

n. Please confirm supplementally that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Subsidiary Advisory Agreement requires EGA to keep records of the Subsidiary in accordance with Section 31 of the 1940 Act, which EGA will make available to the staff for inspection.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

4. Please remove footnote 1 to the Fund’s fee table because it is not permitted or required.

Response: We will remove footnote 1 from the Fund’s fee table.

5. Please clarify in the Principal Investment Strategies section of the Summary Prospectus whether all or part of the investments will be non-U.S. dollar denominated, which is implied by the fact of including Foreign Currency Risk.

Response: We will add the following sentence to the Principal Investment Strategies section: “A substantial portion of the Fund’s assets are denominated in currencies other than the U.S. Dollar.”

6. Please explain supplementally whether the HILO Underlying Index will be used as the Fund’s benchmark index.

Response: The HILO Underlying Index will serve as the index that the Fund seeks to track and will be used as a secondary benchmark index. The Fund’s broad-based securities benchmark index will be the MSCI Emerging Markets Index.

7. You state in the Principal Investment Strategies section of the Summary Prospectus that the Fund will invest at least 80% of its net assets in developing market countries included in the HILO Underlying Index. If the Fund will concentrate in certain countries or geographic regions, please include appropriate risk disclosure for such a strategy.

Response: We note that, as used in the 1940 Act, “concentration” refers only to industries, not countries or geographic regions. In addition, the HILO Underlying Index (and therefore generally the Fund) has a 20% limit on country exposure at quarterly rebalance. It is possible, however, that the limit could be exceeded between rebalances. Because the Fund has significant allocations to certain countries or regions, which may change from time to time depending on the country allocation of the HILO Underlying Index, we will add “Country and Regional Risk” as provided below to the Principal Risks section, along with a statement to the Principal Investment Strategies section that “[t]he Fund will invest in specific countries or geographic regions to approximately the same extent as the HILO Underlying Index.”

Country and Regional Risk The Fund will invest in specific countries or geographic regions to approximately the same extent as the HILO Underlying Index. To the extent that the Fund invests a significant portion of its assets in a particular country or a specific geographic region, the Fund will generally have more exposure to that country’s or region’s economic risks. In the event of economic or political turmoil or a deterioration of diplomatic relations in a country or region where a substantial portion of the Fund’s assets are invested, the Fund may experience increased volatility or illiquidity of its portfolio holdings, which may adversely affect Fund performance.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

8. Please explain briefly in the Principal Investment Strategies section of the Summary Prospectus what a “frontier market” is and the extent to which the Fund is expected to invest in such markets, if known.

Response: The Fund will add the following disclosure to the Principal Investment Strategies section:

The Fund defines “developing market” countries as those that are in frontier market countries (i.e., those that are in the initial stages of their economic development) and emerging market countries (i.e., those that are in the intermediate stages of their economic development), and classified by EGA Indices (“EGAI”) as “developing markets.”

9. The Principal Investment Strategies section of the Summary Prospectus provides that “[t]he Fund intends to replicate the constituent securities of the HILO Underlying Index as closely as possible using ADRs, GDRs or ordinary local shares.” Because the index provider of the HILO Underlying Index is affiliated with the Fund, please add disclosure to this sentence that the index provider is affiliated with the Fund.

Response: The Fund will modify the disclosure in the Principal Investment Strategies section to include the following underlined text: “The Fund intends to replicate the constituent securities of the HILO Underlying Index, which is maintained by EGAI, an affiliate of the Fund, as closely as possible using ADRs, GDRs or ordinary local shares.”

10. Include “International Closed Market Trading Risk” and “Authorized Participants Concentration Risk” in the Principal Risks section of the Summary Prospectus.

Response: We will add the following risks to the Principal Risks section:

International Closed Market Trading Risk Because some or all of the Fund’s underlying securities trade on an exchange that is closed when the securities exchange on which the Fund Shares list and trade is open, there may be market uncertainty about the stale security pricing (i.e., the last quote from its closed foreign market) resulting in premiums or discounts to NAV that may be greater than those experienced by other ETFs.

Authorized Participants Concentration Risk The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). To the extent that those APs exit the business or are unable to process creation and/or redemption orders, and no other AP is willing or able to create or redeem Shares of the Fund, the Fund’s Shares may trade like closed-end fund shares at a discount to NAV and possibly face delisting.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

11. State the effect of sampling in Non-Correlation risk included in the Principal Risks section of the Summary Prospectus.

Response: We will add the following sentence to Non-Correlation risk: “To the extent that EGA uses a representative sampling strategy, the Fund may not track the HILO Underlying Index as closely as it would have if EGA were using a full replication strategy.”

12. Add disclosure to Index-Related Risk in the Principal Risks section of the Summary Prospectus that the index provider is affiliated with the Fund, and note any potential detrimental effects that this affiliation may have on the index (e.g., conflicts of interest).

Response: We will add the following disclosure to Index-Related risk, consistent with EGA’s and the Trust’s representations in their application for exemptive relief on self-indexing ETFs: “Although EGAI is a separate group within EGA, EGA maintains compliance policies and procedures designed to prevent conflicts of interest from arising in the portfolio management of the Fund and the personal trading of EGA personnel.”

13. For funds that reference developing markets in their Principal Investment Strategies section, use “Developing Markets Risk” instead of “Emerging Markets Risk.”

Response: The Fund considers developing markets to be comprised of emerging markets and frontier markets. We therefore believe it is appropriate to provide separate risk disclosure for emerging markets and frontier markets.

14. In the performance section of the Summary Prospectus, please explain why the HILO Underlying Index should be considered an appropriate broad-based index.

Response: As noted above, in response to comment 6, the Fund will use the MSCI Emerging Markets Index as its broad-based index, and the HILO Underlying Index as a secondary benchmark.

15. Remove the HILO Underlying Index from the Average Annual Total Return table in the Summary Prospectus because no performance is shown as of December 31, 2014. Also, modify footnote 1 to specify that the Underlying Spliced Index only provides information through December 31, 2014.

Response: We will remove the HILO Underlying Index from the Average Annual Return table but, per comment 17 below, we will include disclosure in the first paragraph under “Performance” in the Summary Prospectus that the Fund has changed its underlying index to the HILO Underlying Index. In addition, we will modify footnote 1 as requested.

16. Please explain why there is not a full year of performance for the FTSE Emerging All Cap ex Taiwan Low Volatility Dividend Index in the Average Annual Total Return table in the Summary Prospectus.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

Response: The FTSE Emerging All Cap ex Taiwan Low Volatility Dividend Index did not commence until January 24, 2014.

17. Please disclose prominently that the performance information in the Summary Prospectus predates the Fund’s change in index, noting that the performance does not reflect the Fund’s new strategy.

Response: We will add the following disclosure to the first paragraph under “Performance” in the Summary Prospectus: “Effective January 26, 2015, the Fund changed its underlying index to the HILO Underlying Index in order to pursue a more effective quality dividend investment strategy; therefore, the performance information below does not reflect the Fund’s new underlying index.”

18. In the Principal Investment Strategies and Related Risks section of the Statutory Prospectus, under “Underlying Index,” please provide more detail about the screens and how the HILO Underlying Index comes up with the 50 companies noted in the Principal Investment Strategies.

Response: The following will be added to the Principal Investment Strategies and Related Risks section:

The HILO Underlying Index addresses dividend quality by screening the universe for such factors as return on equity (ROE), positive earnings growth, and maximum dividend yield. Specifically, component companies will have ROEs of greater than 10%, and will have exhibited positive earnings growth and a higher dividend yield than the average yield of the broader EGAI Developing Markets Universe during the same period of time. Component companies must also have a three-year history of consistently paying dividends and, in order to support investability, the HILO Underlying Index will only include securities that have a Minimum Average Daily Trading Volume of U.S. $2 million on their listed exchange. The top 50 components, ranked by full market capitalization, and subject to country and sector concentration limits, make up the final HILO Underlying Index.

19. In the Principal Investment Strategies and Related Risks section of the Statutory Prospectus, under “Underlying Index,” you mention recognition of longer settlement periods; supplementally address any issues that might arise as a result of the fact that the index is provided by an affiliate. Also, explain why it is appropriate for the index provider to be an affiliate.

Response: Under EGA’s compliance policies and procedures, including those with respect to the fire-wall required by NYSE Arca Rule 5.2(j)(3), EGA may only cause a fund to purchase or sell portfolio securities after the public announcement of adjustments to the weighting or composition of the constituent securities of its underlying index, although EGA may engage in such trading in the period between the public announcement and the actual implementation of such changes in the underlying index. Accordingly, EGA may only trade on the basis of publicly available information regarding changes to the underlying index.

Ms. Debbie Skeens

U.S. Securities and Exchange Commission

July 23, 2015

We believe it is appropriate for the index provider to be an affiliate because the SEC issued an exemptive order to EGA and the Registrant permitting such affiliation. See, Emerging Global Advisors, LLC et al., Investment Company Act Release No. 30910 (Feb. 10, 2014) (Notice); Investment Company Act Release No. 30975 (Mar. 7, 2014) (Order).

20. In the Financial Highlights section of the Statutory Prospectus, add a footnote to the table corresponding with footnote 10.

Response: The Financial Highlights section will be revised to include the appropriate information and footnotes.

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Registration Statement; (ii) Staff comments on the Registration Statement, or changes to the Registration Statement in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please feel free to contact me at 215-564-8528 if you have any questions or comments.

Very truly yours,

/s/ Joel D. Corriero

Joel D. Corriero

cc:	Robert C. Holderith
Maya Teufel